

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Via E-mail
Bradley P. Beecher
President and Chief Executive Officer
The Empire District Electric Company
602 S. Joplin Avenue
Joplin, Missouri 64801

     Re: **The Empire District Electric Company**
             Form 10-K for fiscal year ended December 31, 2011
             Filed February 23, 2012
             Definitive Proxy Statement
             Filed March 14, 2012
             File No. 001-03368

Dear Mr. Beecher:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

4. Executive Compensation, page 13

Limitations on Incentive Compensation, page 16

1. Please tell us whether you are considering including in future proxy statements a discussion and explanation of factors considered by the Compensation Committee in deciding to remove and replace the compensation limitation based on the payment of dividends as described in the first full paragraph of page 17. To the extent applicable, please address the original purpose(s) of imposing such a limitation and whether those purpose(s) are currently relevant to the company's executive compensation philosophy. Also, please compare in greater detail the compensation limitation based on the payment

of dividends to the compensation limitation "measured through a distinct shareholder-based metric."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney at (202) 551-3797 or me at (202) 551-3270 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director